SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 22, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 22, 2018.

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 27th 2018, at 11:00 AM, at the company’s principal place of business located at Sarmiento 447, Capital Federal, to discuss the following Agenda:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2017.

3) Evaluate the management of the Board and the Supervisory Committee.

4) Evaluate the application of the retained earnings for the fiscal year ended December 31st 2017. Total Retained Earnings: AR$ 9,388,771,818.55 which the Board proposes may be applied as follows: a)  AR$ 1,877,754,363.71 to Legal Reserve Fund; b)   AR$ 7,511,017,454.84 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 3,348,315,105 to the payment of a cash dividend, within 30 calendar days of its approval by the Shareholders’ Meeting. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.

6) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2017 within the limits as to profits, pursuant to section 261 of Law Nro. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2017.

8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2017.

9) Appoint five regular directors who shall hold office for three fiscal years and one alternate director who shall replace and complete the term of office of Mr. Eliseo Félix Santi up to the end of the present fiscal year. In case an alternate director is appointed regular director, designate an alternate director to hold office for one fiscal year to fill the vacancy in such office.

10) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

11) Appoint the independent auditor for the fiscal year to end on December 31st 2018.

12) Determine the auditing committee’s budget.

13) Extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations of USD 1,500,000,000, approved by Resolution No. 18795 dated June 22nd 2017 issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), to USD 2,500,000,000 or any lesser amount, at any time, as the Board of Directors shall determine. Delegate to the Board of Directors the necessary powers to perform all necessary acts and proceedings to obtain the authorization for the Program’s extension.

14) Extension of delegation of the necessary powers to the Board in order to (i) determine and establish all the terms and conditions of the Bank's Global Program of Negotiable Obligations, of each of the series to be timely issued under such Program and the negotiable obligations to be issued thereunder and (ii) carry out any other act or action related to such Program or the negotiable obligations to be issued thereunder. Authorization to the Board of Directors to subdelegate to one or more of its members, or to the person they shall consider appropriate, the exercise of the powers described in paragraph (i) above.

15) Evaluation of the registration with the frequent issuer registry in order to be able to list the Bank's shares and/or negotiable obligations to be publicly offered by subscription pursuant to the Simplified System of the Argentine Securities Exchange Commission. Authorization to the Board of Directors to subdelegate to one or more of its members, or to the person they shall consider appropriate, the exercise of the powers leading to the above described registration.

16) Authorize any acts, proceedings and presentations to obtain the administrative approval and registration of the any resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: (i) When considering items 4, 5 and 15 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting; (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall by April 23rd 2018, at Sarmiento 447, Capital Federal, from 10 am to 3 pm: (a) deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be; (b) inform holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then they shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof and the domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information; and (c) all shareholders being trusts, foundations or any other similar legal entity, as well as all companies incorporated abroad, who shall in turn be registered with the relevant Public Registry of Commerce under sections 118 or 123 of Law Nro. 19550, as amended, as the case may be, shall submit the documents required under section 26, Chapter II, Section II of the Rules of the Argentine Securities Exchange Commission; (iii) In order to comply with the Recommendation included in item V.2.5 of Exhibit IV, Section IV of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand; and (iv) no person subject to the provisions regarding disqualification grounds provided for in section 10 of Act No. 21526 of Financial Entities and Communication "A" 6304 issued by the Central Bank of the Republic of Argentina may be nominated to be a member of the Board of Directors or the Supervisory Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer